UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                 OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934


Commission file no. 0001063653


                         PEPPERMILL CAPITAL CORPORATION
                 ----------------------------------------------
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


          Nevada                                                98-0186841
 ------------------------------                             -------------------
(State or Other Jurisdiction of                              (I.R.S. Employer
 Incorporation or Organization)                             Identification No.)

 2500-1177 W. Hastings Street
 Vancouver, B. C.,  Canada                                         V6E 2K3
----------------------------------------                         ----------
(Address of Principal Executive Officer)                         (Zip Code)


                                 (604) 684-3301
                           ---------------------------
                           (ISSUER'S TELEPHONE NUMBER)


Securities registered under Section 12(b) of the Exchange Act:   None

Securities registered under Section 12(g) of the Exchange Act:


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                                (TITLE OF CLASS)

                                TABLE OF CONTENTS

ITEM                                                                        PAGE

                                     PART 1

Item 1    Description of Business                                              3
Item 2    Management's Discussion and Analysis or Plan
                    of Operation                                              12

Item 3    Description and Location of the Star Claims                         16
Item 4    Security Ownership of Certain Beneficial
                    Ownership and Management                                  16

Item 5    Directors, Executive Officers, Promoters and
                    Control Persons                                           18

Item 6    Executive Compensation                                              19
Item 7    Certain Relationships and Related Transactions                      20
Item 8    Description of Securities                                           21


                                     PART 11

Item 1    Market Price of and Dividends on the Registrant's
                    Common Equity and Other Stockholders Matters              23
Item 2    Legal Proceedings                                                   24
Item 3    Disagreement With Accountants and Financial Disclosure              24
Item 4    Recent Sales of Unregistered Securities                             24
Item 5    Indemnification of Directors and Officers                           27


                                    PART F/S

          Financial Statements                                                28


                                    PART 111

Item 1    Index to Exhibits                                                   37
Item 2    Description of Exhibits                                             37



                        ---------------------------------

                       DOCUMENTS INCORPORATED BY REFERENCE

         Documents incorporated by reference:        None

                                     PART 1

Peppermill Capital Corporation (the "Registrant" or the "Company") is filing this Form 10-SB on a voluntary basis to:

     (1)  provide current, public information to the investment community;

     (2)  to expand the availability of secondary  trading  exemptions under the
          Blue  Sky  laws  and  thereby   expand  the  trading   market  in  the
          Registrant's securities, and

     (3)  to  comply  with   prerequisites   for  listing  of  the  Registrant's
          securities on NASDAQ.


ITEM 1.   DESCRIPTION OF BUSINESS

HISTORICAL OVERVIEW OF THE REGISTRANT

     Peppermill Capital Corporation, a Nevada corporation, was incorporated on April 9, 1998. The Registrant has no subsidiaries and no affiliated companies. The Registrant's executive offices are located at 2500 - 1177 West Hastings Street, Vancouver, B. C., Canada, V6E 2K3.

     The Registrant is in the development stage, being a company that is in the early stages of exploration work and does not have any known mineral body or mine facilities.

     The Registrant is seeking a quotation on the OTC Bulletin Board. The Registrant has filed a Form 15C-211 with NASD Regulations Inc. and received one deficiency letter prior to January 4, 1999. Upon being deemed a registered company, management anticipates again filing the necessary information and documents with the NASD. The market maker for the Registrant is Emerson Bennett & Associates, LLC, 6261 N.W. 6th Way, Suite 207, Fort Lauderdale, Florida, USA, 33309.

     To  management's  knowledge,   the  Registrant  has  not  been  subject  to
bankruptcy, receivership or any similar proceedings.

     The Registrant is engaged in the exploration and development of mineral properties. The Registrant presently has the mineral rights to certain mineral claims located in the Princeton area of British Columbia, Canada. As noted within this Form 10-SB, the Registrant has undertaken exploration activities on its mineral claims in February, 1999 in order to maintain the claims in good standing with the Gold Commission of British Columbia and to adhere to the recommendations put forth in the June 16, 1998 geological report prepared by James W. McLeod, P. Geo. as more fully described within this Form.

     The Registrant has no revenue to date from the development of its mineral claims, and its ability to effect its plans for the future will depend on the availability of financing. Such financing will be required to develop its mineral property to a stage where a decision can be made by management as to whether an ore body exists and can be successfully brought into production. The Registrant anticipates obtaining such funds from its directors and officers, financial institutions or by way of the sale of its capital stock in the future (see Part 1, Item 2 - "Plan of Operations"), but there can be no assurance that the Registrant will be successful in obtaining additional capital for exploration activities from the sale of its capital stock or in otherwise raising substantial capital.


PLANNED BUSINESS

     In addition to exploring and developing its mineral claims, the Registrant plans to expand its mineral properties through the purchase, staking or joint venturing of other mineral properties. No other mineral claims have been examined to date and no other parties have offered to joint venture the Registrant's mineral properties or other properties. The Registrant is not considering acquiring any other mineral claims from a related party; being a director, officer or insider of the Registrant. (See Part 1, Item 2 - Management's Discussion and Analysis or Plan of Operation").

     Much of the discussion contained in this section is "forward looking". Actual results may materially differ from the Registrant's plans as currently contemplated.

     Information concerning all the factors associated with the Registrant is set forth in this Item 1 and in Items 2 and 3 below. FOR A COMPLETE UNDERSTANDING OF SUCH FACTORS, THIS ENTIRE DOCUMENT, INCLUDING THE FINANCIAL STATEMENTS AND THEIR ACCOMPANYING NOTES, SHOULD BE READ IN ITS ENTIRETY.

1.   Exploration and Development of the Registrant's Mineral Claim

a.   Description of the Mineral Claim

     The Issuer has a 100% interest in certain mineral claims known as the Star mineral claims situated 12 miles north of the Village of Princeton, British Columbia, Canada. The Star claims were purchased for a total price of CDN $3,100 (US $ 2,129). The claim area may be located at latitude 49 degrees 38 minutes north and longitude 120 degrees 38 minutes west on NTS Mapsheet 92H/10. The mineral claims straddle Allison Creek between Borgeson and Dry lakes and north-south trending Provincial Highway #5.

     Access to the property is provided by traveling north from Princeton, B.C. for 12 miles or south from the Town of Merritt, British Columbia for 37 miles on Highway #5.

     The property consists to eleven, contiguous located two post, lode mineral claims which are listed as follows:

                               Number of           Record                 Assessment
           Claim Name            Units             Number                  Due Date
           ----------          ---------           ------                 ----------
     Star & Star #1                2           353713 - 14             February 16, 2000
     Star #3 - Star #6             4           353715 - 18             February 16, 2000
     Star #7 - Star #11            5           356670 - 74             June 22, 2000

     The total number of units is 11. The claims area totals approximately 587 acres.

b.   History of the Star Claims and the Surrounding Region

     The development of the adit on the Star Claims is not known but it likely dates from the 1930's when the search for precious metals was at a peak. The first work recorded on the claims was for a geochemical soil survey conducted in 1980 for Nufort Resources Inc. In 1987, James W. McLeod, P. Geo., performed preliminary mapping, sampling and a limited VLF-EM survey and since that time no further work has been performed on the Star Claims.

c.   Regional Geology

     The geology of the general area has been described by Members of the Geological Survey of Canada and the British Columbia Ministry of Energy, Mines and Petroleum Resources in their respective reports.

     To summarize, the general area is underlain by the northerly trending occurrence of Upper Triassic aged Nicola Group which is a eugeosynclinal belt of predominantly tuffs and multicolored lava, minor argillite and limestone and the possible contemporaneous Upper Triassic to Lower Jurassic aged plutonic rocks.
The next youngest rocks found to occur are the Jurassic or later aged Coast Intrusions which are mainly as granodiorite and quartz monzonite. The next youngest rocks in the general area are those assigned to the Lower Cretacious aged Kingsvale Group which appear to be aerial to subaerial in depositional environment and which are mainly tuffs, flows and minor sediments. The next youngest rocks seen to occur in the general area are the Miocene or earlier aged Princeton Group of rocks which are as varicolored andesite and basalt flows and lahars and minor sediments, such as boulder conglomerate, grit sandstone and siltstone. The youngest rock units observed in the general area are the Pleistocene and Recent valley basalts (gabbro).

     The Allison Creek valley in the vicinity of Borgeson Lake apparently is the location of a major northerly trending fault. This fault trends sub-parallel to the Summers creek fault which occurs approximately 3.5 miles to the east. These faults are major features in length (north-south) and in places exhibit considerable lateral extent as major features (brecciation) zones which may have had considerable effect on the localization and concentration of mineralization (alterations).

d.   Local Geology

     The portions of the Star Claims, so far examined by James McLeod, P.Geo., are underlain mainly by a medium-course grained quartz monzonite or granite which are now thought to belong to the Upper Triassic to Lower Jurassic aged
Allison Lake plutonic suite which may be contemporaneous with the Nicola volcanic suite found as host to so many of the mineral showings and deposits in the general area.

     A fine grained, dark green crystalline rock is found exposed in a number of places on the Star Claims and may be Nicola volcanic occurrences. Also in several places along the eastside of the Adit creek and to the northwest of the Adit Zone is found occurring a very fine grained, black colored volcanic or dyke rock transecting the enclosed rocks. This dyke may be of gabbroic composition which is seen to be high in nickel, cobalt, chromium and magnesium.

     A strong east-west fracture which varied in dip from 10 degrees north to vertical was observed in a number of locations on the Star Claims, especially near the creek (Adit) which runs in front of the adit. At the adit a hanging wall shear or fracture of N345/65E trend is evident.

     The alteration minerals observed were chlorite, calcite, epidote, sericite and possibly secondary potassium feldspar in some of the fractures or shear zones. Although examination of the induction coupled plasma analysis (ICP) results while rendering limited digestion and subsequently detectability do not indicate a very significant increase in potassium.

     Mineralization observed in order of decreasing abundance was pyrite, sphalerite (dark colored - iron-rich), chalcopyrite and galena and particular note should be made of the occurrence of gold and silver values in some of the samples.

e.   Positive Features of the Star Claims

     A number of positive features have been revealed about the Star Claims by both the 1980 geochemical soil survey and the preliminary fieldwork performed by James McLeod in 1987 and these features are listed as follows:

i. In place sulphide mineralization consisting of pyrite, chalcopyrite sphalerite and galena are found to carry significant gold and silver values have been identified on the Star Claims. The values encountered to date range as high as:

                       Copper                    2.49%
                       Zinc                      1.47%
                       Lead                      0.08%
                       Gold                      0.55 oz/ton
                       Silver                    5.20 oz/ton

ii. A number of soil anomalies in the elements of copper, zinc, lead and silver were indicated by the 1980 geochemical soil survey. Many of these anomalies have not yet been explained, but all four elements, copper, zinc, lead and silver appear anomalous in the vicinity of the adit, - only to the south, across the creek. This may indicate a continuation of the mineralization to the south.

iii. Favorable geology, structure, alternation and mineralization are evident with the Star Claims area and may indicate economic base and precious metal mineralization.

iv. The VLF-EM response along the creek about the Adit Zone suggests conductive causes which are possibly related to mineralization and/or structure which may lead to mineralization. The VLF/EM method should be utilized about known mineralization and soil anomalies. A magnetometer survey should be conducted in conjunction with the VLF-EM survey to assist in the sub-surface mapping and the possibility of delineating basic or ultrabasic rock occurrences.

v. The area covered by the Star Claims and particularly the area between Borgeson Lake on the north and Dry Lake on the south is traversed by what appears to be a deep, well defined fault or faults.

f.   Recommended Work Program on the Star Claims

     In a geological report prepared for the Registrant by James W. McLeod, P. Geo., and dated June 16, 1998 the following recommendations were made as to a two phase exploration program undertaken to thoroughly test the Star Claims for significant base and precious metal mineralization. McLeod indicated a number of positive features in exploring the claims in the immediate future as follows:

     "1.  An  excellent   geological   setting   which  has  produced   numerous
          economically viable situations in the past.

     2. The possibility of good underlying rock structure as indicated by the positive results of the VLF-EM test.

     3. In places moderate rock alteration is observed which may indicate a hydrothermally active area.

     4.   Strong   preliminary   indications   of   previous   and  base   metal
          mineralization".

     A two phase exploration program is recommended for the property. The program is expected to take approximately two months to complete at an estimated cost of CDN. $171,000 (US $141,000).

g.   Principal Products

     As stated above, the Registrant will be involved in the exploration and development of its claims for the precious metals contained therein. None of the Registrant's claims contain a known body of commercial ore and there is no certainty that the exploration of the properties will result in discoveries of commercial mineable quantities of ore. Most mineral properties do not result in the discovery of commercially mineable deposits of ore.

h.   Status of Publicly Announced New Products or Services

     The Registrant has made no public announcements regarding is mineral claims other than information furnished to potential investors in the capital stock of the Registrant by way of an Offering Memorandum dated August 20, 1998.

i.   Registrant's Recent Exploration Activities

     The Registrant completed an exploration program on its mineral claims in February 1999 that was undertaken by Mr. Edward Skoda, mining consultant. The program, as performed and reported upon by Mr. Skoda comprised the following.

     "In preparation for a proposed geological and geophysical survey, as per the recommendations in the June 16, 1998 Geological Report by Mr. James W. McLeod, P. Geo., line cutting and grid establishment was commenced on February 4, 1999.

     The baseline was brushed out and stations were horizontally chained-in every 100 meters. Chaining was completed using 10 meter intervals and flagged. The baseline totals were 1,581 meters.

     The grid sampling lines were brushed out with stations horizontally chained-in and flagged every 10 meters, for a total distance of 2,949 meters.

     To date the combined gridding for the baseline and gridline layout is 4,530 meters as follows:

     Base line with 10 meter intervals and 100 meters stations:

          0 + 00S  to 1 + 581S                              1,581 meters
                                                            -----

          STATION LAYOUT

          0 + 00 South - 0 + 130 West                         130 meters
          0 + 00 South - 0 + 500 East                         500 meters
          0 + 100 South - 0 + 120 West                        120 meters
          0 + 100 South - 0 + 500 East                        500 meters
          0 + 200 South - 0 + 500 East                        500 meters
          0 + 474 South - 0 + 070 West                         70 meters
          0 + 584 South- 0 + 200 West                         200 meters

          Baseline offset @ 0 + 143 West

          1 + 100 South - 0 + 175 East                        175 meters
          1 + 200 South - 0 + 140 East                        140 meters
          1 + 300 South - 0 + 140 East                        140 meters
          1 + 400 South - 0 + 120 East                        120 meters
          1 + 550 South - 0 + 170 East                        170 meters
          1 + 581 South - 0 + 184 East                        184 meters
                                                            -----

                                                            2,949 meters
                                                            =====

     Total Gridding                                         4,530 meters
                                                            =====

     On February 8, 1999 the above exploration work was filed with the Ministry of Energy and Mines under a Statement of Work, Section 29, 30, 31 and 50 of the Minerals Act. All the Star claims were therefore maintained in good standing as follows:

              CLAIM            TENURE
              NAME             NUMBER         UNITS              EXPIRY DATE
              -----            ------         -----              -----------

          Star                 353713           1           February 16, 2000
          Star # 1             353714           1           February 16, 2000
          Star # 3             353715           1           February 16, 2000
          Star # 4             353716           1           February 16, 2000
          Star # 5             353717           1           February 16, 2000

          Star # 6             353718           1           February 16, 2000

          Star # 7             356670           1           June 22, 2000
          Star # 8             356671           1           June 22, 2000
          Star # 9             356672           1           June 22, 2000
          Star # 10            356673           1           June 22, 2000
          Star # 11            356674           1           June 22, 2000
                                               --

                         TOTAL                 11
                                               ==

j.   Risk Inherent in Star Claims and Mineral Properties in General

     There are certain inherent risks with mineral properties from the point of view of the Registrant and its shareholders as follows:

1. The Star claims do not contain a known body of commercial ore and, therefore, any future program conducted on the Star claims would be an exploratory search for ore.

2. There is no certainty that any expenditures made in the exploration of the Star claims will result in discoveries of commercial quantities of ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

3. Resource exploration and development is a speculative business, marked by a number of significant risks including, among other things, unprofitable effort resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size or grade to return a profit from production. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond its control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. The mineral industry is intensely competitive and the Registrant competes with other companies that have greater resources.

4. Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. The Registrant may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or which it may not elect to insure. The payment of such liabilities may have a material, adverse effect on the Registrant's financial position.

5. Prior to commencing mining operations on any of its properties, which is considered some years into the future, the Registrant must meet certain stringent environmental requirements. Compliance with these requirements may prove to be difficult and expensive. At the stage of development of the Registrant, being essentially the establishment of a grid and taking soil samples for assaying, the Registrant does not have any environmental problems. It does not have to adhere to making applications with the Minister of Natural Resources in order to obtain a work permit or having to post a bond prior to any exploration work commencing.

6. While the Registrant has obtained the usual industry standard title reports with respect to the Star claims, this should not be construed as a guarantee of title. The Star claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Certain of the units comprising the claims may be under dispute and resolution of a dispute may result in the loss of some or all of such units or a reduction in the Registrant's interest therein.

7. The Star claims have never been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt.


OTHER MINERAL PROPERTIES

     The Registrant has not identified any other mineral properties either for staking or purchasing. It is contemplated that the Registrant will seek other mineral properties in the near future in order to diversify its holdings into other areas of interest and minerals. The Registrant has not as yet inaugurated any steps towards the investigation of any mineral claims, and does not presently have the financial capacity to do so. Any staking and/or purchasing of mineral claims may involve the issuance of substantial blocks of the Registrant's shares.


EMPLOYEES

     As at February 28, 1999, the Registrant did not have any employees either part time or full time.

     The Registrant is not a party to any employment contracts or collective bargaining agreements. The British Columbia area has a relatively large pool of people experienced in exploration and development of mineral properties; being mainly geologists and mining consultants. In addition, there is no lack of people who have experience in working on the mineral claim either as laborers or prospectors. The Registrant will use independent workers and consultants initially since the exploration period in the Princeton area is limited to the summer months and the Registrant does not wish to carry the extra expense of having full time employees.


COMPETITION

     There are numerous other mining companies, both large and small, in the British Columbia area, including geological work undertaken by the Provincial Government of British Columbia.

     Management believes that the mining industry is at a low point in development due to weakening mineral prices and a lack of capital being invested into mining activities. With this inactivity there are various mineral claims that have expired and are available for staking. On the other hand, there are numerous small mining companies wishing to enter into a joint venture arrangement with other mining companies. Accordingly, management does not believe that competition will be a significant problem in its growth in the immediate future.

     The Provincial Government is not in direct competition with independent mining companies since its main purpose is to assess the mineral potential of certain areas in the Province and prepare annual reports detailing their findings. This is an advantage to all independent mining companies since they are able to stake the properties reported on by the Provincial Government unless the claims are owned by another party.

     The exploration and development business is highly competitive and highly fragmented, dominated by both large and small mining companies. Success will largely be dependent on the Registrant's ability to attract talent from the mining field. There is no assurance that the Registrant's mineral expansion plans will be realized.

     The Registrant faces well-established and well-funded competition. There are many well-established, well-funded successful corporations with financial resources greatly in excess of that available to the Registrant. Nevertheless, management is confident that the Registrant will be able to compete effectively on the basis of the potential precious metal reserves on the Registrant's claims.


REPORTS TO SECURITY HOLDERS

     Prior to filing this Form 10-SB, the Registrant has not been required to deliver annual reports. To the extent that the Registrant is required to deliver annual reports to security holders through its status of a reporting company, the Registrant shall deliver annual reports. Also, to the extent the Registrant is required to deliver annual reports by the rules or regulations of any exchange upon which the Registrant's shares are traded, the Registrant shall deliver annual reports. If the Registrant is not required to deliver annual reports, the Registrant will not go to the expense of producing and delivering such reports. If the Registrant is required to deliver annual reports, they will contain audited financial statements as required.

     Prior to the filing of this Form 10-SB, the Registrant has not filed reports with the Securities and Exchange Commission. Once the Registrant becomes a reporting company, management anticipates that Forms 3, 4, 5, 10K-SB, 10Q-SB, 8-K and Schedules 13D along with the appropriate proxy material will have to be filed as they come due. If the Registrant issues additional shares, the Registrant may file additional registration statements for those shares.

     The public may read and copy any material of the Registrant files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding the issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).


YEAR 2000 COMPUTER PROBLEMS

     The Registrant is engaged in and dependent on computer technology in its business operations. Many existing computer programs use only two digits to identify a year in the date field; i.e., "98" instead of "1998". These programs were designed and developed without considering the impact of the upcoming change in the century, i.e., Year 2000. The Registrant uses computer software programs and systems that are essential to its business operations. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Registrant has:

     (i) diagnosed and repaired the existing and known Year 2000 problems in its computer software and systems;

     (ii) reviewed the possible contingent liabilities the Registrant may have to third parties as a result of non-compliant systems; and

     (iii)has examined the extent the Registrant depends on third parties whose systems may not be Year 2000 compliant.

     However, there may be untold numbers of unforeseen circumstances or unknown factors which the Registrant has not yet identified, determined or anticipated regarding the Year 2000 computer problems, and such problems could have a material adverse affect on the Registrant's business operations and financial condition. Consequently, the Registrant can give no assurance that the Year 2000 compliance can be fully achieved without costs and uncertainties that may seriously and substantially adversely affect the Registrant's operations and financial results.

     In summary, the problem is a massive, pervasive, complex, world-wide phenomena that could, in a worst-case scenario, totally shut down and destroy the Registrant's business operations.

     This discussion contains forward-looking statements regarding the Registrant's Year 2000 problems and their effect on the Registrant. In this regard, the Registrant is relying upon the "safe harbor" provided under the Private Securities Litigation Reform Act of 1995 for protection from liabilities in the event such statements are not proven accurate.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The  discussion  contained  in this Item 2 is  "forward  looking"  since it includes, without limitation, statements regarding the Registrant's expectations, beliefs, intentions or strategies regarding future business operations and projected earnings from mining operations, which are subject to may risks.

     All forward-looking statements included in this document are based on information available to the Registrant on the date hereof, and the Registrant assumes no obligation to update any such forward-looking statements. The Registrar's actual results may differ materially as a result of certain factors, including those set forth hereafter and elsewhere in this Form 10-SB. Potential investors should consider carefully the previously stated factors, as well as the more detailed information contained elsewhere in this Form 10-SB, before making a decision to invest in the common stock of the Registrant.

     Actual work performed on the Star claims may differ from the recommended work program as set forth in the geological report dated June 16, 1998 authored by James W. McLeod, P. Geo.

The Registrant has not received revenues from operation during the two year period immediately preceding the filing of this Form 10-SB.

PLAN OF OPERATION

     The Registrant has to date concentrated on the Star claims. In the future, the Registrant will seek to investigate numerous other mining properties to determine which ones are of merit and are of interest to the Registrant. Subject to the availability of financing, the Registrant will seek to increase its inventory of mineral properties and, if acceptable to management, enter into joint venture agreements to develop mineral its properties. (See Part 1, Item 1
- "Description of the Business"). The Registrant will seek to generate such funds through the sale of securities and/or institutional financing. If an underwriter can be found, a public offering of common stock will be considered; alternatively the Registrant will seek to raise funds through a private offering of securities to an institutional buyer or through a registered broker dealer. The Registrant does not presently have any financing arranged for nor has any underwriter yet expressed interest in such an offering, and there can be no assurance that an underwriter can be found on terms acceptable to the Registrant. In the absence of such financing, the Registrant may be unable to put its plans into effect.


LIQUIDITY AND CAPITAL RESOURCES

     As at February 28, 1999, the Registrant had $18,254 of assets, and $9,316 of liabilities, including cash or cash equivalents amounting to $16,125.

     An analysis of the expenses for the period from inception, being April 9, 1998, to December 31, 1998 and for the two months ended February 28, 1999 are as follows:

                                            From April 9, 1998       For the two months       From April 9, 1998
                                          (date of inception) to           Ended            (date of inception) to
                                            February 28, 1999        February 28, 1999         December 31, 1998
                                            -----------------        -----------------         -----------------
Accounting and audit                             $ 3,050                 $ 1,200                   $ 1,850
Assessment work                                    1,800                      --                     1,800
Bank charges                                         119                      --                       119
Consulting fees                                    9,000                      --                     9,000
Incorporation costs written off                      640                      --                       640
Legal                                              2,500                      --                     2,500
Office and miscellaneous                             727                      --                       727
Report preparation                                   619                      --                       619
Transfer agent's fees                              2,777                      --                     2,777
Travel                                             3,000                      --                     3,000
                                                 -------                 -------                   -------

      Total expenses                             $24,232                 $ 1,200                   $23,032
                                                 =======                 =======                   =======


     An analysis of the above expenses is as follows:

     Accounting and audit

          Accounting and audit expenses for the periods were as follows:

                                                Total            February 28, 1999      December 31, 1998
                                                -----            -----------------      -----------------
Bookkeeping and accounting                      $  350                $   --                $  350
Audit fees for preparation of
     September 18, 1998 financial
     Statements (i)                              1,500                    --                 1,500
Audit fees for preparation of
     February 28, 1999 financial
     Statements                                  1,200                 1,200                    --
                                                ------                ------                ------

Accounting and audit                            $3,050                $1,200                $1,850
                                                ======                ======                ======

(i) The Registrant submitted a Form 15C-211 to the NASD with audited financial statements for the period ended September 18, 1998.

Assessment work

     The Registrant engaged the services of Edward Skoda to perform certain exploration work on the property more fully described under Item 1, Exploration and Development of the Registrant's Mineral Claim, (i) Registrant's Recent Exploration Activities on page 7 above. This work was assigned in December but was not performed and filed with the Gold Commissioner's Office until February 1999.

Bank charges

     Represents bank service charges during the period from inception.

Consulting fees

     Consulting fees comprises a payment of $5,000 for preparation of securities subscription agreements, Offering Memorandum, directors' consent resolutions, treasury orders, Form 15C-211 and various other documents required by the Registrant. This amount was paid to an independent consultant. The former President of the Registrant, Brent Vickers, was paid $4,000 for time spent in identifying a market marker for the Registrant. The expense was incurred subsequent to the former President resigning.

Incorporation costs written off

     The Registrant decided to write off the cost of incorporation rather than capital it.

Legal

     Legal fees were incurred in obtaining a tradeability letter on the issued shares of the Registrant. This letter was filed along with the Form 15C-211.

Office and miscellaneous

     Office and miscellaneous represents charges paid for photocopying, faxing and delivery.

Report preparation

     The Registrant paid James McLeod the sum of $619 for the preparation of his geological report on the Star claims dated June 16, 1998 and attached hereto as
Exhibit 99.

Transfer agent's fees

     Transfer agent's fees comprised that annual fee of $1,200, printing of share certificates and obtaining of CUSIP.

Travel

     The Registrant reimbursed its former President, Brent Vickers, for travel costs to Florida to meet with the Registrant's market maker. This expense was incurred subsequent to the resignation of Brent Vickers as President and Director of the Registrant.

     The Registrant has no contractual obligations for either lease premises, employment agreements or work commitments on the Star claims and has made no commitments to acquire any asset of any nature.

     Operational and administrative expenses of the Registrant for 1999 are projected to be approximately $3,500 for exploration work on the Star claims and $8,000 for general and administrative expenses. The majority of the general and administrative expenses relate to filing costs, transfer agents fees and audit and accounting.

     To date the Registrant has spent $2,129 for exploration and development of the Star claims. This expenditure has enabled the Registrant to maintain all its mineral claims in good standing for an additional year.

     Management  does  not  believe  the   Registrant's   operations  have  been
materially affected by inflation.


INVESTMENT POLICY

     The Registrant's plan of operations is focused on the continued development and exploration of its properties in Item 1. Accordingly, the Registrant has no particular policy regarding each of the following types of investment:

     1.   Investment in real estate or interest in real estate;

     2.   Investment in real estate mortgages; or

     3. Securities of or interest in persons primarily engaged in real estate activities.

ITEM 3.   DESCRIPTION AND LOCATION OF THE STAR CLAIMS

The Star mineral claims are situated 20 km. (12 miles) north of the Village of Princeton, British Columbia, Canada. The claim area may be located at latitude 49 degrees 38 minutes north and longitude 120 degrees 38 minutes west on NTS Mapsheet 92WI0. The mineral claims straddle Allison Creek between Borgeson and Dry lakes and the north-south trending Provincial Highway 45.

Access to the property is provided by traveling north from Princeton, B.C. for 20 km. (12 miles) or south from the Town of Merritt, B.C. for 61 km. (37 miles) on Highway 45.


OFFICES

     The Registrant's executive offices are located at 2500 - 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3. The office is located in the business office of the Registrant's Secretary Treasury.


OTHER PROPERTY

The Registrant does not own any other property other than the rights to the minerals located on the Star claims. At the present time, the Registrant has no plans to acquire any other property, either mineral or otherwise.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERSHIP AND MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership of each person who is known to the Registrant to be the beneficial owner of more than 5% of the Registrant's Common Stock as of February 28, 1999.

     (1)                           (2)                               (3)                     (4)
    Title                   Name and Address                  Amount and Nature            Percent
      of                      of Beneficial                     of Beneficial                of
    Class                        Owner                        Ownership (1),(2)           Class (2)
    -----                        ------                       -----------------           ---------

Common                   MICHAEL MITSIADIS                         1,000,000                8.90%
Shares                   2365 Paulus Crescent
                         Burnaby, B.C.
                         Canada, V5A 2M5

Common                   RAYMON PAQUETTE                           2,000,000                17.80%
Shares                   2001-1500 Howe Street
                         Vancouver, B.C.
                         Canada, V6N 2N1

Common                   RICHARD HADERER                           1,000,000                8.90 %
Shares                   71 Hidden Ranch Terrace
                         Calgary, Alberta
                         Canada, T3A 5Z4

(1) As of February 28, 1999, there were 11,239,700 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.


SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership of each officer and director, and of all directors and executive officers as a group as of February 28, 1999.

     (1)                           (2)                               (3)                     (4)
    Title                   Name and Address                  Amount and Nature            Percent
      of                      of Beneficial                     of Beneficial                of
    Class                        Owner                        Ownership (1),(2)           Class (2)
    -----                        ------                       -----------------           ---------

Common                   MICHAEL MITSIADIS                         1,000,000 (3)            8.90 %
Shares                   2365 Paulus Crescent
                         Burnaby, B.C.
                         Canada, V5A 2M5

Common                   RAYMON PAQUETTE                           2,000,000 (4)           17.80 %
Shares                   2001-1500 Howe Street
                         Vancouver, B.C.
                         Canada, V6N 2N1

Common                  RICHARD HADERER                            1,000,000 (5)            8.90 %
Shares                  71 Hidden Ranch Terrance
                        Calgary, Alberta
                        Canada, T3A 5Z4

                    All officers and directors as a                4,000,000               35.60 %
                           group (three persons)

(1) As of February 28, 1999, there were 11,239,700 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.

(3) Mr. Mitsiadis is President of the Registrant and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one
     (1) year, Mr. Mitsiadis could sell 1% of the outstanding stock every three months. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

(4) Mr. Paquette is Secretary Treasurer and a director of the Registrant and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption from registration provided by
     Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Paquette could sell 1% of the outstanding stock every three months. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

(5) Mr. Haderer is a director of the Registrant and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one
     (1) year, Mr. Haderer could sell 1% of the outstanding stock every three months. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

     The following table identifies the Registrant's directors and executive officers as of February 28, 1999. Directors are elected at the Registrant's annual meeting of stockholders and hold office until their successors are elected and qualified. The Registrant's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.

                                                                Term as Director
             Name                    Position Held                   Expires
             ----                    -------------              ----------------

     MICHAEL MITSIADIS            President and Director              1999

     RICHARD HADERER              Director                            1999

     RAYMON PAQUETTE              Secretary/Treasurer and             1999
                                   Director

MICHAEL MITSIADIS, 41, was born in Greece and came to Canada during his early childhood. After graduation from high school, he spent several years at Langara College before deciding to obtain his real estate license. Once this had been obtained, Mr. Mitsiadis was employed with Royal Pacific Realty for two years and subsequently for five years with Sutton Group Realty. After leaving this employer, Mr. Mitsiadis become the corporate finance officer for Georgian Group and remained there for ten years.

RAYMON PAQUETTE, 48, attended the University of Saskatchewan and subsequently operated eight large clothing operations, three commercial buildings, developed real estate property and established eight significant theme restaurants. Currently the Managing Director of The Canadian Mining Company, a listed public company on the Alberta Stock Exchange.

RICHARD HADERER, 35, was educated in Alberta, Canada and graduated from high school prior to going to Mount Royal College in Calgary where he obtained a diploma in Business Administration, with a major in marketing. Subsequently he attended the University of Calgary for a brief period of time. After leaving university he became employed with the Alberta Stock Exchange from

November 1989 to July 1992 as a Listing and Filing Assistant and from July 1992 to April 1996 as a Listing Officer. Since April 1996 he has become President of PubCo Services Inc., a firm providing consulting services to public companies and companies going public.

     None of the Directors or Executive Officers work full time for the Registrant, but intend to devote such time as their responsibilities require. None of the Registrant's Directors are currently directors of other companies registered under the Securities Act of 1934. Nevertheless Messrs. Paquette and Haderer are directors and officers of The Canadian Mining Company, a company listed on the Alberta Stock Exchange. In addition, Mr. Haderer is a director or officer of the following public companies:

     Assistant Secretary of Gallery Resource Ltd. - listed on the Vancouver Stock Exchange;

     Vice-President  of  Canadian  Energy  Ltd.  - listed on the  Alberta  Stock
     Exchange

     Secretary  of  CallDirect  Capital  Corp.  - listed  on the  Alberta  Stock
     Exchange

     Director of Jafetica Ventures Inc. - Junior Capital Pool company listed on the Alberta Stock Exchange

     There are no family relationships between the directors, executive officers or with any person under consideration for nomination as a director or appointment as an executive officer of the Registrant.


CHANGES IN CONTROL

     There is no arrangement which may result in a change of control.


ITEM 6.   EXECUTIVE COMPENSATION

     None of the Registrant's executive officers have received compensation since the Registrant's inception except as noted below.

     The following table sets forth compensation paid or accrued by the Registrant during the period ended February 28, 1999 to the Registrant's President and shows compensation paid to any other officers or directors.

                    SUMMARY COMPENSATION TABLE (1998 - 1999)

                                                                                    Long Term Compensation (US Dollars)
                                                                                    -----------------------------------
                                         Annual Compensation                       Awards                        Payouts
                                         -------------------                       ------                        -------
             (a)                   (b)            (c)           (e)          (f)          (g)           (h)         (i)
                                                               Other     Restricted                              All other
                                                              annual        stock       Options/       LTIP       compen-
      Name and Princi-                                         Comp.       awards         SAR         payouts      sation
        pal position               Year         Salary          ($)          ($)          (#)           ($)         ($)
        ------------               ----         ------          ---          ---          ---           ---         ---
Michael Mitsiadis,              1998-1999         -0-           -0-          -0-          -0-           -0-         -0-
President

                                                                                    Long Term Compensation (US Dollars)
                                                                                    -----------------------------------
                                         Annual Compensation                       Awards                        Payouts
                                         -------------------                       ------                        -------
             (a)                   (b)            (c)           (e)          (f)          (g)           (h)         (i)
                                                               Other     Restricted                              All other
                                                              annual        stock       Options/       LTIP       compen-
      Name and Princi-                                         Comp.       awards         SAR         payouts      sation
        pal position               Year         Salary          ($)          ($)          (#)           ($)         ($)
        ------------               ----         ------          ---          ---          ---           ---         ---
Richard Haderer,                1998-1999         -0-           -0-          -0-          -0-           -0-         -0-
Director

Raymon Paquette,                1998-1999         -0-           -0-          -0-          -0-           -0-         -0-
Secretary/Treasurer
and Director


     There has been no compensation given to any of the Directors or Officers during 1999 other than $4,000 was paid to the former president and director, Brent Vickers, in consulting and $3,000 in traveling fees in connection with meetings with the market marker for the Registrant; Emerson Bennett & Associates, LLC, 6261 North West 6th Way, Suite 207, Fort Lauderdale, Florida, 33309. Brent Vickers was appointed to the Board of Directors on April 14, 1998 and resigned as President and Director on May 27, 1998. He was replaced as a director and officer by Michae Mitsiadis.

     There are no stock options outstanding as at February 28, 1999 and no options have been granted in 1999, but it is contemplated that the Registrant may issue stock options in the future to officers, directors, advisers and future employees.


COMPENSATION OF DIRECTORS

     Members of the Board of Directors do not receive cash compensation for their services as Directors. Directors are not presently reimbursed for expenses incurred in attending Board meetings.


INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     None of the officers and directors of the Registrant have been involved in the past five (5) years in any of the following:

     (1)  Bankruptcy proceedings;

     (2)  Subject to criminal proceedings or convicted of a criminal act;

     (3) Subject to any order, judgment or decree entered by any Court for violating any laws relating to business, securities or banking activities; or

     (4) Subject to any order for violation of federal or state securities laws or commercial laws.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During the period from April 9, 1998 to February 28, 1999, the Registrant has not entered into a transactions with a value in excess of $60,000 with a director, officer or beneficial owner of 5% or more of the Registrant's capital stock, except as follows:

     On or about May 28, 1998, the Registrant approved the issuance of 4,000,000 shares of its common stock between Michael Mitsiadis, as to 1,000,000 shares, Raymon Paquette, as to 2,000,000 shares, Richard Haderer, as to 1,000,000 shares, in consideration of their services in organizing the Registrant and becoming directors. The terms of this transaction were determined by the Board of

Directors at the time there were no other stockholders. These shares are restricted since they were issued in compliance with the exemption form registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After these shares have been held for one (1) year, the directors, noted above, could sell, in a given three month period, shares based on 1% of the outstanding stock of the Registrant. Therefore, these shares cannot be sold except in compliance with the provisions of Rule 144. The share certificates registered in the names of each of the directors noted above have a legend affixed to them restricting their sale.

     Certain parties interested in the Registrant's success have contributed and continue to contribute time, office space, telephone, and other expenses, without compensation or reimbursement.

     Certain directors of the Registrant are directors, officers, stockholders and employees of other companies engaged in the mining industry, and conflicts of interest may arise between their duties as directors of the Registrant and as directors and officers of other companies. Mr. Paquette is a director and officer of The Canadian Mining Company, a public company listed on the Alberta Stock Exchange. The Canadian Mining Company is engaged in exploration and development of mineral claims in both Canada and the United States. Mr. Haderer is also a director and officer of The Canadian Mining Company.


ITEM 8.   DESCRIPTION OF SECURITIES

     The Registrant's articles of incorporation currently provide that the Registrant is authorized to issue 200,000,000 shares of common stock, par value $0.001 per share. As at February 28, 1999, 11,239,700 shares were outstanding.

     The Registrant issued 4,000,000 shares at a price of $0.001 per share to three of its directors. These shares are restricted since they were issued in compliance with the exemption from registration provided by Section 4 (2) of the Securities Act of 1933, as amended. Therefore, these shares cannot be sold except in compliance with the provisions of Rule 144. The share certificates registered in the names of each of the directors noted above have a legend affixed to them restricting their sale.

     The Registrant issued 1,150,000 shares at a price of $0.001 per share to two individuals unrelated to the directors and officers. Subsequent to the issuance of these shares one of the individuals advised the Registrant that they had sold part of their share position to a third party. None of these shareholders have in excess of 5% of the issued and outstanding shares of the Registrant.

     The Registrant issued 6,000,000 shares at a price of $0.001 per share to six corporate shareholders for a total consideration of $6,000. None of these corporate shareholders are either US residents or corporations. Subsequent to the issuance of these shares the Registrant was advised by each of these shareholders that they had sold part of their share position to a third part. None of these shareholders hold in excess of 5% of the issued and outstanding share capital of the Registrant.

     The Registrant issued 2,700 shares at a price of $0.01 per share to 27 individuals.

     Under an Offering Memorandum dated August 20, 1998 the Registrant offered 300,000 shares at a price of $0.25 per share of which 87,000 shares were subscribed for a total consideration of $21,750. Refer to Exhibit 99 (a).

     For the status of the tradability of the above noted issuances of shares refer to Part 11, Item 4 - Recent Sales of Unregistered Securities.

COMMON STOCK

     Each holder of record of the Registrant's common stock is entitled to one vote per share in the election of the Registrant's directors and all other matters submitted to the Registrant's stockholders for a vote. Holders of the Registrant's common stock are also entitled to share ratably in all dividends when, as, and if declared by the Registrant's Board of Directors from funds legally available therefor, and to share ratably in all assets available for distribution to the Registrant's stockholders upon liquidation or dissolution, subject in both cases to any preference that may be applicable to any outstanding preferred stock. There are no preemptive rights to subscribe to any of the Registrant's securities, and no conversion rights or sinking fund provisions applicable to the common stock.

     Neither the Registrant's Articles of Incorporation nor its Bylaws provide for cumulative voting. Accordingly, persons who own or control a majority of the shares outstanding may elect all of the Board of Directors, and persons owning less than a majority could be foreclosed from electing any.


OPTIONS OUTSTANDING

     There are no outstanding options. It is the intention of the Board of Directors to grant stock options to directors, officers and future employees at some time in the future. At the present time no consideration has been given to the granting of stock options.


MARKET INFORMATION

     The common stock of the Registrant currently is not trading on any exchange. Management Anticipates that the Registrant's shares will be qualified on the system of the National Association of Securities Dealers, Inc. ("NASD") known as the Bulletin Board.

     There has been no market for the Registrant's stock in the last two years. Accordingly, the Registrant has no range of high and low bid prices for the Registrant's common stock to report.

     There is no public market for the shares of the Registrant and there can be no assurance that an active public market for the shares will develop or be sustained. In addition, the shares of the Registrant are subject to various governmental and regulatory body rules which affect the liquidity of the shares.

                                     PART 11

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
          COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

MARKET INFORMATION

     The Registrant's stock is not presently traded or listed on any public market. The Registrant has filed Form 15C-211 with the NASD Regulators Inc. but was not receipted for trading prior to January 4, 1999. The market maker filing the Form 15C-211 with the NASD was Emerson, Bennett & Associates, LLC, 6261
North West 6th Way, Suite 207, Fort Lauderdale, Florida, 33309. Upon effectiveness of the Registrant's registration statement under the Securities Exchange Act of 1934, it is anticipated one or more broker dealers may make a market in its securities over the counter, with quotations carried on the National Association of Securities Dealers, Inc.'s "OTC Bulletin Board".


HOLDERS

     The number of record holders of the Registrant's common stock as at February 28, 1999 was 52 of which 3 are directors. The Registrant has sold no additional shares since February 28, 1999 and its Offering Memorandum dated August 20, 1998 has been closed.


DIVIDENDS

     The Registrant has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Registrant currently intends to retain any earnings for the operation and expansion of its business.

     The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be equity securities that has a market price (as defined) of less than $5.00 per share, subject to certain exemptions. The Registrant's Common Stock may be deemed to be a "penny stock" and thus, if and when it becomes listed and trading, of which there can be no assurance, will become subject to rules that impose additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors, unless the Common Stock is listed on The NASDAQ Small Cap Market.

     Consequently, the "penny stock" rules may restrict the ability of broker/dealers to sell the Registrant's securities, and may adversely affect the ability of holders of the Registrant's Common Stock to resell their shares in the secondary market, assuming such market develops, of which there can be no assurance.


FINANCIAL INFORMATION

     The Registrant will furnish annual financial reports to stockholders, certified by its independent auditor, and furnish management prepared unaudited quarterly reports to its shareholders. Contained within this Form 10SB are the audited financial statements for the period from April 9, 1998, the date of inception, to February 28, 1999.

     The Registrant has elected for a year-end of March 31, 1999 and every twelve months thereafter.


TRANSFER AGENT

     The Registrant's transfer agent is Nevada Agency & Trust Co., 50 West Liberty Street, Suite 880, Reno, Nevada, 89501.


ITEM 2.   LEGAL PROCEEDINGS

     There are no legal proceedings to which the Registrant is a party or to which its property is subject, nor to the best of management's knowledge are any material legal proceedings contemplated.


ITEM 3.   DISAGREEMENT WITH ACCOUNTANTS AND FINANCIAL DISCLOSURE

     From inception to date, the Registrant's principal accountant is Andersen Andersen & Strong, L.C. of Salt Lake City, Utah. The firm's report for the period from inception to February 28, 1999 did not contain any adverse opinion or disclaimer, nor were there any disagreements between management and the Registrant's accountants.


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     The Registrant is registering all of its issued and outstanding shares of its capital stock with a par value of One Mill ($0.001) per share. From inception through to February 28, 1999, the Registrant has issued and sold the following unregistered shares of its common stock (the aggregated value of all such offerings did not exceed US$1,000,000):

(A)  ISSUANCE OF SHARES AT $0.001 PER SHARE

     For the following shares issued for $0.001 no Offering Memorandum was issued by the Registrant due to either being issued to the directors and officers themselves or to friends, relatives and business associates of one or more of the directors and officers.

     (i)  Issuance of 4,000,000 shares

     The Registrant offered 4,000,000 shares at a price of $0.001 per share to its directors and officers for a total consideration of $4,000. These shares are restricted under Rule 144 since they were issued to insiders and controlling shareholders of the Registrant. A Form D was filed with the SEC. The directors in receipt of these shares are as follows:

                    Michael Mitsiadis              1,000,000 shares
                    Raymon Paquette                2,000,000 shares
                    Richard Haderer                1,000,000 shares

     (ii) Issuance of 1,150,000 shares

     Originally two individual shareholders acquired 1,150,000 shares at a price of $0.001 per share for a total consideration of $1,150. Both these investors are friends of one of the directors. This stock was issued in compliance with Rule 504 of the Securities Act of 1933, as amended. The applicable Form D was filed with the SEC. This stock can be traded by non-controlling shareholders. Subsequent to the issuance of these shares the Registrant was advised that one of these two shareholders had sold part of their share position to a third party. None of these shareholders hold in excess of 5% of the issued and outstanding stock of the Registrant. The names of the three shareholders now holding 1,150,000 shares between them are as follows:

                    Chris Acheson                  500,000 shares
                    Rene Payne                     150,000 shares
                    L. Gordon                      500,000 shares

     (iii) Issuance of 6,000,000 shares

     The Registrant offered 6,000,000 shares at a price of $0.001 per share to six corporations resident outside of the United States. The total funds received from the sale of the shares were $6,000. The directors, officers and shareholders of these six corporations are business associates of one or more of the directors and officers of the Registrant. This stock was issued in compliance with Rule 504 of the Securities Act of 1933, as amended and the applicable Form D was filed with the SEC. Subsequent to the issuance of the 6,000,000 shares the Registrant was advised by each of the shareholders that they had sold part of their share position to a third party. None of the shareholders have in excess of 5% of the issued and outstanding share capital of the Registrant. The names of the shareholders holding the 6,000,000 shares are as follows:

                    Brookside Estates S.A.         500,000 shares
                    Archer Investments Inc.        500,000 shares
                    Brent Vickers                  500,000 shares
                    A. Beitel                      500,000 shares
                    Don Vickers                    500,000 shares
                    Keith DeCoursey                500,000 shares
                    549242 B.C. Ltd.               500,000 shares
                    Nancy Mitsiadis                500,000 shares
                    John Purdon                    500,000 shares
                    Lorie Holt                     500,000 shares
                    545907 B.C. Ltd.               500,000 shares
                    Genie Kouris                   500,000 shares

(B)  ISSUANCE OF SHARES AT $0.01 PER SHARE

     The Issuer offered 2,700 shares at a price of $0.01 per share to 27 individual shareholders resident outside of the United States for a total consideration of $270. All 27 shareholders investing were either friends, relatives or business associates of one or more of the directors or officers of the Registrant. This stock was issued in compliance with Rule 504 of the Securities Act of 1933, as amended. The applicable Form D was filed with the SEC.

     Of the 27 shareholders, 5 shareholders were immediately family to one or more of the directors or living in the same premises. Therefore, 500 shares out of the 2,700 shares subscribed for have been restricted and the applicable legend has been imprinted on each certificate. The names of the shareholders subscribing for the 2,700 shares are as follows:

                    Linda Mitsiadis (*)            100 shares
                    Greg Mitsiadis (*)             100 shares
                    Chris Mitsiadis (*)            100 shares
                    Nicholas Mitsiadis (*)         100 shares
                    Kimon Mitsiadis                100 shares
                    Nancy Mitsiadis                100 shares
                    Angelo Kouris                  100 shares
                    Genie Kouris                   100 shares
                    Dean Kouris                    100 shares
                    Kevin Kouris                   100 shares
                    Stephanie Kouris               100 shares
                    John Purdon                    100 shares
                    Shirley Purdon                 100 shares
                    Ryan Purdon                    100 shares
                    Megan Purdon                   100 shares
                    Alexander Purdon               100 shares
                    Susan Purdon                   100 shares
                    C. McInnis                     100 shares
                    Jo-Anna Fiddler                100 shares
                    Garry McInnis                  100 shares
                    Bryon McInnis                  100 shares
                    Rhonda J. Caldwell (*)         100 shares
                    Kevin Caldwell                 100 shares
                    Greg Caldwell                  100 shares
                    Florence Caldwell              100 shares
                    Anca Osteanu                   100 shares
                    Maren Hills-Amazzal            100 shares

     (*) These shares have a one-year hold period attached due to being individuals who live in the same premises as either a director or officer.

(C)  OFFERING MEMORANDUM ISSUING SHARES AT $0.25 PER SHARE

     Under an Offering Memorandum dated August 20, 1998 the Registrant offered 300,000 shares at a price of $0.25 per share of which 87,000 shares were subscribed for a total consideration of $21,750. This stock was issued in compliance with Rule 504 of the Securities Act of 1933, as amended and the applicable Form D was filed with the SEC. The subscribers under the above mentioned Offering Memorandum are as follows:

                    Joan Haderer                   10,000 shares
                    Allan Haderer                  10,000 shares

                    Scott Haderer                  10,000 shares
                    Don Nemeth                     10,000 shares
                    Bruce Kennedy                  10,000 shares
                    Andy Vickers                   10,000 shares
                    Rene Payne                     10,000 shares

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 78.751 of the Nevada General Corporation Law allows the Registrant to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust, or other enterprise. The Registrant's Bylaws provide that such person shall be indemnified and held harmless to the fullest extent permitted by Nevada law.

     Nevada law permits the Registrant to advance expenses in connection with defending any such proceedings, provided that the indemnitee undertakes to repay any such advances if it is later determined that such persons were not entitled to be indemnified by the Registrant. The Registrant's Bylaws require that the Registrant advance such funds upon receipt of such an undertaking with respect to repayment.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                    PART F/S

                              FINANCIAL STATEMENTS


     The following financial statements are filed with this Form 10-SB:

                                                                            Page
                                                                            ----

Report of Independent Certified Public Accountants                            29
Financial Statements of Peppermill Capital Corporation
     Balance Sheet as at February 28, 1999                                    30
     Statement of Operations for the Period from April 9, 1998 (Date
          of Inception) to February 28, 1999                                  31
     Statement of Cash Flows for the Period from April 9, 1998 (Date
          of Inception) to February 28, 1999                                  32
     Statement of Changes in Stockholders' Equity for the Period from
          April 9, 1998 (Date of Inception) to February 28, 1999              33

     Notes to Financial Statements                                            34

ANDERSEN ANDERSEN & STRONG, L.C.                  941 East 3300 South, Suite 220
Certified Public Accountants and Business            Salt Lake City, Utah, 84106
 Consultants Board                                        Telephone 801-486-0096
Member SEC Practice Section of the AICPA                        Fax 801-486-0098
                                                      E-mail Kandersen @ msn.com


Board of Directors
Peppermill Capital Corporation
Vancouver, B.C., Canada


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Peppermill Capital Corporation (a development stage company) at February 28, 1999, and December 31, 1998 the statement of operations, stockholders' equity, and cash flows for the two months ended February 28, 1999 and the period from April 9, 1998 to December 31, 1998 and the period from April 9, 1998 (date of inception) to February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peppermill Capital Corporation at February 28, 1999 and December 31, 1998, and the results of operations, and cash flows for the two months ended February 28, 1999 and the period from April 9, 1998 to December 31, 1998 and the period from April 9, 1998 (date of inception) to February 28, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Salt Lake City, Utah                            /s/ "Andersen Andersen & Strong"
April 12, 1999

         A member of ACF International with affiliated offices worldwide

                         PEPPERMILL CAPITAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                     FEBRUARY 28, 1999 AND DECEMBER 31, 1998
================================================================================

                                                                             Feb 28               Dec 31
ASSETS                                                                        1999                 1998
                                                                              ----                 ----
CURRENT ASSETS

     Cash                                                                   $ 16,125              $  1,125
     Note Receivable                                                              --                15,000
                                                                            --------              --------

           Total Current Assets                                               16,125                16,125
                                                                            --------              --------

OTHER ASSETS

     Mineral lease - Note 3                                                    2,129                 2,129
                                                                            --------              --------

                                                                            $ 18,254              $ 18,254
                                                                            ========              ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

      Accounts payable - related parties                                    $  6,800              $  6,800
      Accounts payable                                                         2,516                 1,316
                                                                            --------              --------

            Total Current Liabilities                                          9,316                 8,116
                                                                            --------              --------

STOCKHOLDERS' EQUITY

Common stock

      200,000,000 shares authorized, at $0.001 par
      value; 11,239,700 shares issued and outstanding                         11,240                11,240

Capital in excess of par value                                                21,930                21,930

Deficit accumulated during the development stage                             (24,232)              (23,032)
                                                                            --------              ========

Total Stockholders' Equity                                                     8,938                10,138
                                                                            --------              --------

                                                                            $ 18,254              $ 18,254
                                                                            ========              ========

   The accompanying notes are an integral part of these financial statements.

                         PEPPERMILL CAPITAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
            FOR THE TWO MONTHS ENDED FEBRUARY 28, 1999 AND THE PERIOD
                APRIL 9, 1998 TO DECEMBER 31, 1998 AND THE PERIOD
             APRIL 9, 1998 (DATE OF INCEPTION) TO FEBRUARY 28, 1999
================================================================================

                                                                                             April 9, 1998
                                             Feb 28,                   Dec 31,            (date of inception)
                                              1999                      1998                to Feb 28, 1999
                                             -------                   -------            -------------------

REVENUE                                   $         --              $         --              $         --

EXPENSES                                         1,200                    23,032                    24,232
                                          ------------              ------------              ------------

NET LOSS                                  $     (1,200)             $    (23,032)             $    (24,232)
                                          ============              ============              ============


NET LOSS PER COMMON SHARE

     Basic                                $         --              $    (0.002)
                                          ------------              ============


AVERAGE OUTSTANDING SHARES

     Basic                                  11,239,700                11,239,700
                                          ------------              ------------










   The accompanying notes are an integral part of these financial statements.

                         PEPPERMILL CAPITAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
            FOR THE TWO MONTHS ENDED FEBRUARY 28, 1999 AND THE PERIOD
         APRIL 9, 1999 TO DECEMBER 31, 1998 AND THE PERIOD APRIL 9, 1998
                    (DATE OF INCEPTION) TO FEBRUARY 28, 1999
================================================================================

                                                                                           Apr 9, 1998
                                                 Feb 28,              Dec 31,          (date of inception)
                                                  1999                 1998              to Feb 28, 1999
                                                 -------              -------          -------------------
CASH FLOWS FROM
     OPERATING ACTIVITIES:

Net loss                                        $ (1,200)             $(23,032)             $(24,232)

Adjustments to reconcile net loss to
    net cash provided by operating
    activities:

    Change in accounts payable                     1,200                 8,116                 9,316


         Net Cash From Operations                     --               (14,916)              (14,916)
                                                --------              ========              ========

CASH FLOWS FROM INVESTING
    ACTIVITIES:

Change in note receivable                         15,000               (15,000)                   --
Purchase of mineral lease                             --                (2,129)               (2,129)
                                                --------              --------              --------

CASH FLOWS FROM FINANCING
    ACTIVITIES:

Proceeds from issuance of common stock                --                33,170                33,170
                                                --------              --------              --------

Net Increase in Cash                              15,000                 1,125                16,125

Cash at Beginning of Period                        1,125                    --                    --
                                                --------              --------              --------

Cash at End of Period                           $ 16,125              $  1,125              $ 16,125
                                                ========              ========              ========



   The accompanying notes are an integral part of these financial statements.

                         PEPPERMILL CAPITAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE PERIOD FROM APRIL 9, 1998 (DATE OF INCEPTION)
                              TO FEBRUARY 28, 1999
================================================================================

                                                       Common Stock                             Capital in
                                                 -------------------------         Excess of          Accumulated
                                                 Shares             Amount         Par Value            Deficit
                                                 ------             ------         ---------            -------
BALANCE DECEMBER 2, 1998
 (date of inception)                                   --         $       --       $       --         $       --

Issuance of common stock for cash
  at $.001 - June 6, 1999                       4,000,000              4,000               --                 --

Issuance of common stock for cash
   at $.001 - June 23, 1998                     6,000,000              6,000               --                 --

Issuance of common stock for cash
    at $.001 - June 25, 1998                    1,150,000              1,150               --                 --

Issuance of common stock for cash
    at $.10 - June 26, 1998                         2,700                  3              267                 --

Issuance of common stock for cash
    at $0.25 - September 17, 1998                  87,000                 87           21,663                 --

Net operating loss for the period from
    April 9, 1998 to December 31, 1998                 --                 --               --            (23,032)



BALANCE DECEMBER 31, 1998                      11,239,700             11,240           21,930            (23,032)

Net operating loss for the two
   Months ended February 28, 1999                      --                 --               --             (1,200)



BALANCE FEBRUARY 28, 1999                      11,040,050         $   11,240       $   21,930         $  (24,232)
                                               ==========         ==========       ==========         ==========


   The accompanying notes are an integral part of these financial statements.

                         PEPPERMILL CAPITAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCLAL STATEMENTS
================================================================================

1.   ORGANIZATION

The Company was incorporated under the laws of the State of Nevada on April 9, 1998 with authorized common stock of 200,000,000 shares at $0.001 par value.

Since its inception the company has completed two Regulation D offerings of 7,239,700 shares of its capital stock for cash.

The Company is in the development stage and was organized for the purpose of engaging in the business of mineral development.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICILES

Accounting, Methods

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy

The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes

On December 31, 1998, the Company had a net operating loss carry forward of $23,032. The income tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful since the Company has no operations. The loss carryforward will expire in the year 2019.

Earning (Loss) Per Share

Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding using the treasury stock method in accordance with FASB statement No. 128.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months, to be cash equivalents.

                         PEPPERMILL CAPITAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
================================================================================

Foreign Currency Translation

The transactions of the Company completed in Canadian dollars have been translated to US dollars. Assets and liabilities are translated at the year end exchange rates and the income and expenses at the average rates of exchange prevailing during the period reported on.

Amortization of Capitalized Mineral Lease Costs

The Company will use the successful efforts method to amortize the capitalized costs of any mineral leases it acquires, which provides for capitalizing the purchase price of the project and the additional costs directly related to proving the properties, and amortizing these amounts over the life of the mineral deposit. All other costs will be expensed as incurred. Unamortized capitalized costs will be expensed if the property is proven to be of no value.

Financial Instruments

The carrying amounts of financial instruments, including cash, mineral leases, and accounts payable, are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.


3.   PURCHASE OF MINERAL LEASES

On June 18, 1998 the Company acquired mineral claims known as "Star Claims" consisting of 11 units located near the town of Merritt, British Columbia, for $2,129 with expiration dates in 1999. The units cover 587 acres.

                         PEPPERMILL CAPITAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCLAL STATEMENTS (CONTINUED)
================================================================================

4.   RELATED PARTY TRANSACTIONS

Related parties have acquired 36% of the common stock issued for cash.

The officers and directors of the Company are involved in other business activities and they may, in the future, become involved in additional business ventures which also may require their attention. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has formulated no policy for the resolution of such conflicts.


5.   GOING CONCERN

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate in the future.

Management recognizes that, if it is unable to raise additional capital, the Company cannot operate in the future.



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



                                    PART 111

ITEM 1.           INDEX TO EXHIBITS

EXHIBIT
   NO.

(2)  Charter and By-Laws
     (a) Articles of Incorporation of Peppermill Capital Corporation filed April 9, 1998 (filed herewith, page 39)
     (b)  Bylaws (filed herewith, page 43)

(3)  Instruments Defining Rights of Securities Holders
     (a)  Text of stock certificates for common stock (filed herewith, page 55)

(5)  Voting Trust Agreements
          None

(6)  Material Contracts
     (a)  Not Made in the ordinary course of business
          (i) Transfer Agent and Registrant Agreement between Registrant and Nevada Agency & Trust Co., dated June 10, 1998 (filed herewith, page 56)

(10) Consent of experts and counsel
     (i) Consent of Andersen Andersen & Strong, L.C., independent certified public accountants (filed herewith, page 60)

(11) Statement re computation of per share earnings
          Not applicable

(16) Letter of change in certifying accountant
          Not applicable

(21) Subsidiaries of the Registrant
          Not applicable

(24) Power of Attorney
          Note

(99) Addition Exhibits
     (a) Geology Report on the Star Mineral Claims prepared by James W. McLeod dated June 16, 1998 (filed herewith, page 60)

ITEM 2.   DESCRIPTIONS OF EXHIBITS

                         [Attached, pages 39 through 77]


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



                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               PEPPERMILL CAPITAL CORPORATION
                                                        (Registrant)

                                               by /s/ Raymon Paquette
                                                   -----------------------------
                                                   Raymon Paquette, Secretary

                                                   Dated: April 26, 1999





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